NO ACT

PE
12-9-14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

14008452

Received SEC

DEC 30 2014

Washington, DC 20549

December 30, 2014

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8 (CODS)
Public
Availability: 12-30-14

Re: General Electric Company
Incoming letter dated December 9, 2014

Dear Mr. Mueller:

This is in response to your letter dated December 9, 2014 concerning the shareholder proposal submitted to GE by James Jensen. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: James Jensen
FISMA & OMB Memorandum M-07-16

December 30, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 9, 2014

The proposal relates to compensation.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(f). We note in particular that the proposal appears to exceed the 500-word limitation imposed by rule 14a-8(d). We also note in particular your representation that the proponent failed to reduce the proposal to fewer than 500 words within 14 days of receipt of GE's request. Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rules 14a-8(d) and (f).

Sincerely,

Luna Bloom
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

December 9, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of James Jensen (Timothy Roberts)
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company" or "GE"), intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareowners (collectively, the "2015 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from James Jensen (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal requests that the Company's Board of Directors adopt a policy requiring that a portion of future stock option grants to senior executives be performance-based. In addition to the narrative portion of the Proposal, the Proposal contains a full-page "image" consisting of multiple graphs, symbols, words and numbers. In the cover letter to the Proposal, the Proponent stated, "Please include the enclosed shareholder proposal *and image* for voting" (emphasis added). The Proposal is attached hereto as Exhibit A.

BACKGROUND

The Proponent submitted the Proposal to the Company via certified mail, which the Company received on October 27, 2014. *See* Exhibit A. The Proposal contained procedural deficiencies, including exceeding the 500-word limitation applicable to shareowner proposals. Accordingly, we sent a deficiency notice on behalf of the Company via overnight mail to the Proponent notifying him of the requirements of Rule 14a-8 and how to cure the procedural deficiencies (the "Deficiency Notice," attached as Exhibit B). With respect to the 500-word limit, the Deficiency Notice provided as follows:

> In addition, Rule 14a-8(d) of the Exchange Act requires that any shareowner proposal, including any accompanying supporting statement, not exceed 500 words. The Proposal, including the supporting statement and "image," exceeds 500 words. In reaching this conclusion, we have counted dollar and percent symbols as words and have counted acronyms and hyphenated terms as multiple words. We have also counted each word, numeric entry and symbol included in the "image" as a word. To remedy this defect, you must revise the Proposal so that it does not exceed 500 words.

The Deficiency Notice was mailed on November 7, 2014, which was within 14 calendar days of the Company's receipt of the Proposal. Tracking information confirms that the Deficiency Notice was delivered to the Proponent on November 11, 2014. *See* Exhibit C.

In response to the Deficiency Notice, we were contacted by telephone by Mr. Timothy Roberts, who stated he was assisting the Proponent and requested additional assistance on the 500-word requirement described in the Deficiency Notice. Subsequently, the Company received the following correspondence from Mr. Roberts: (1) on November 19, 2014, an email from Mr. Roberts (the "November 19 Email"); (2) on November 20, 2014, an email from the Proponent indicating that the Proponent "approve[s]" the November 19 Email; and (3) on Friday, November 21, 2014, a second email from Mr. Roberts (the "November 21 Email"). *See* Exhibit D. The November 19 Email contained a statement of intention to hold shares provided by Mr. Roberts and requested that we count and provide Mr. Roberts the number of words included in the Proposal. However, the November 19 Email did not contain any revisions to the Proposal to bring the Proposal within the 500-word limit. In the November 21 Email, Mr. Roberts repeated his request for a precise count of the number of words in the Proposal and asserted that the Proponent's time to respond to the Deficiency Notice was stopped pending receipt of that information. The November 21 Email also set forth three alternative responses to the Deficiency Notice, each of which applied "only in the event that the SEC does not accept the extended time necessary to receive the precise word count and then time to respond to the precise word count."

Although not required to do so, we sent a courtesy letter on behalf of the Company to Mr. Roberts, with a copy to the Proponent, via email and overnight mail on November 24, 2014, in response to the emails described above (the "November 24 Letter," attached as Exhibit E). The November 24 Letter directed Mr. Roberts to, and repeated the language from, the Deficiency Notice setting forth the word counting methodology used in determining that the Proposal, including the supporting statement and "image," was in excess of 500 words. The November 24 Letter also informed Mr. Roberts that Mr. Jensen had received the Deficiency Notice on November 11, 2014 and reiterated that the SEC's rules require Mr. Jensen's response to the Deficiency Notice to be postmarked or transmitted electronically no later than 14 calendar days from the date Mr. Jensen received the Deficiency Notice. Finally, the November 24 Letter explained our view that Mr. Roberts' attempt in the November 21 Email to submit multiple alternative formulations of the Proposal, contingent on future Staff determinations, failed to adequately correct the Proposal.

The 14-day period to respond to the Deficiency Notice expired on November 25, 2014. After the expiration of this deadline, on November 26, 2014, the Company received from Mr. Roberts an email stating that the "image" could be omitted from the Proposal (the "November 26 Email," attached as Exhibit F).

As of the close of business on December 8, 2014, the Company has not received any other correspondence from the Proponent addressing the word count deficiency.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(d) and Rule 14a-8(f)(1) because the Proposal exceeds 500 words and the Proponent failed to correct this deficiency after proper notice.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(d) And Rule 14a-8(f)(1) Because The Proposal Exceeds 500 Words And The Proponent Failed To Correct This Deficiency After Proper Notice.

The Company may exclude the Proposal pursuant to Rule 14a-8(f)(1) because the Proposal violates the 500-word limitation imposed by Rule 14a-8(d) and the Proponent failed to correct this deficiency after proper notice. As explained in more detail below, the original Proposal exceeds 500 words even upon a conservative count, and Mr. Roberts' attempt to submit alternative formulations of the Proposal contingent upon the Staff's determination under Rule 14a-8 is not proper and is not sufficient to cure the deficiency.

A. *The Proposal May Be Excluded Under Rule 14a-8(d) And Rule 14a-8(f)(1) Because The Proposal Exceeds 500 Words.*

Rule 14a-8(d) provides that a proposal, including any supporting statement, may not exceed 500 words. The Staff has explained that "[a]ny statements that are, in effect, arguments in support of the proposal constitute part of the supporting statement" for purposes of the 500-word limitation. Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"). On numerous occasions the Staff has concurred that a company may exclude a shareowner proposal under Rules 14a-8(d) and 14a-8(f)(1) because the proposal exceeds 500 words. *See, e.g., Amoco Corp.* (avail. Jan. 22, 1997) (permitting the exclusion of a proposal under the predecessors to Rules 14a-8(d) and 14a-8(f)(1) where the company argued that the proposal included 503 words and the proponent stated that it included 501 words); *see also Danaher Corp.* (avail. Jan. 19, 2010); *Pool Corp.* (avail. Feb. 17, 2009); *Procter & Gamble Co.* (avail. July 29, 2008); *Amgen, Inc.* (avail. Jan. 12, 2004) (in each instance concurring in the exclusion of a proposal under Rules 14a-8(d) and 14a-8(f)(1) where the company argued that the proposal contained more than 500 words).

Consistent with Staff precedent, the Proposal may be excluded from the 2015 Proxy Materials because the Proposal, including the supporting statement and "image," exceeds the 500-word limitation in Rule 14a-8(d), even under a conservative count. In arriving at this calculation:

- We have counted "Resolved" because it is not used as a title or heading. It is part of the first sentence, is not on a separate line and is not bolded.

- We have counted each symbol (including "$", "%", "=", "☺" and "☹") as a separate word, consistent with *Intel Corp.* (avail. Mar. 8, 2010) (stating that, in determining that the proposal appears to exceed the 500-word limitation, "we have counted each percent symbol and dollar sign as a separate word").

- We have treated hyphenated terms as multiple words. *See Minnesota Mining & Manufacturing Co.* (avail. Feb. 27, 2000) (concurring with the exclusion of a shareowner proposal under Rules 14a-8(d) and 14a-8(f)(1) where the proposal contained 504 words, but would have contained 498 words if hyphenated words and words separated by "/" were counted as one word). Accordingly, we have counted "performance-based," "premium-priced," "performance-vesting," "long-term" and "Debt/Earnings" as multiple words.

- We have counted "CEO" and "GE" as multiple words.[1] Because each letter in an acronym is simply a substitute for a word, to conclude otherwise would permit proponents to evade the clear limits of Rule 14a-8(d) by using acronyms rather than words. We believe that the familiarity of an acronym is an arbitrary distinction and is irrelevant as to whether it represents one or multiple words. The acronym "CEO," for example, is universally understood as referring to the term "chief executive officer," a term that is three words, and, in fact, the Proposal and supporting statements use full terms and acronyms interchangeably.

- We have counted each date that references a day, a month and a year as three words. For example, we have counted "9/11/01" as three words and "Oct. 17, 2000" as three words. Where a date references only a day and a month, we have counted it as only two words. Accordingly, we have counted "9-26" as two words.

With respect to the "image," the Staff has on several occasions concurred with the exclusion of a proposal under the predecessor rule to Rule 14a-8(d) where the inclusion of charts and graphs contributed to the proposal's noncompliance with the 500-word limitation. In each of these instances, the companies seeking exclusion maintained that the numbers and words in the charts and graphs should be individually counted. In *Aetna Life & Casualty Co.* (avail. Jan 18, 1995), the Staff concurred in the exclusion of a proposal under the predecessor rule to Rule 14a-8(d) where the proponent attempted to circumvent the 500-word limit by using charts and graphs. In *Aetna*, the proponent's original Proposal far exceeded the 500-word limit. After receiving the company's deficiency notice, the proponent submitted a revised

---

[1] We note that even if each acronym were counted as a single word, the Proposal would still contain more than 500 words.

proposal consisting of only a few words, six numeric tables and one graph. The company argued that each numeric entry in the proposal should be counted in applying the 500-word limitation. *See also American Express Co.* (avail. Jan. 18, 1995) (concurring with the exclusion of a proposal under the predecessor rule to Rule 14a-8(d) where the company argued that the proponent's initial "proposal and supporting statement well exceed the 500-word limit: the proposal and support consists of over 4 pages of single spaced charts and verbiage"). Both the *Aetna* and *American Express* no-action request letters distinguished their counting methodology from that employed by the company in *Ferrofluidics Corp.* (avail. Sept. 18, 1992). In *Ferrofluidics*, the Staff disagreed with the exclusion of a proposal where the company argued that a chart included in the proponent's submission caused it to exceed the 500-word limitation because the "chart appears to *take up space* well in excess of 100 words" (emphasis added).

In accordance with *Aetna* and *American Express*, we have counted the explanatory words, numbers and symbols appearing on the "image" above, between and below the graphs. We believe that the *Aetna* and *American Express* no-action letters support also counting each number and word on the x-axis and y-axis of each graph and the company names that serve as headings for each graph as words, but note that the Proposal exceeds 500 words regardless of whether the numbers and words on the x-axis and y-axis of each graph and the company names that serve as headings for each graph are counted.

Accordingly, we request that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(d) and Rule 14a-8(f)(1), as it exceeds the 500-word limitation.

B. *The November 21 Email, Which Attempted To Submit Multiple Alternative Formulations Of The Proposal Contingent On Future Staff Determinations, Failed To Correct The Proposal's Deficiency.*

Mr. Roberts' attempt to submit multiple alternative formulations of the Proposal in the November 21 Email failed to cure the Proposal's deficiency, as the alternative formulations are contingent upon future Staff determinations. In Section E of SLB 14, the Staff addresses the circumstances in which it will allow proponents to revise a proposal in response to a Staff determination. In Section E.1 the Staff states, "There is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. However, we have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal." In Section E.5, the Staff reiterates that it permits revisions to proposals only under limited circumstances. The Staff does not indicate that revisions are permitted in response to the Staff's determination that a proposal is inconsistent with the 500-word limitation of Rule 14a-8(d). Indeed, revisions to delete a specified number of words would involve the

Staff in the type of "detailed and extensive editing [of proposals and statements] in order to bring them into compliance with the proxy rules" that, according to SLB 14, is inconsistent with the Staff's intentions underlying its revisions practice.

Thus, the Staff has directly stated that it will not consider a revised proposal in response to a deficiency notice if the revised proposal is conditional. *See HealthSouth Corp.* (avail. Mar. 28, 2006, *recon. denied.* Apr. 6, 2006). In *HealthSouth*, the proponent submitted a proposal to amend the company's bylaws to give shareowners the power to increase the size of the board and to fill director vacancies created by any increase in the size of the board. The company's deficiency notice maintained that this proposal consisted of two proposals in contravention of Rule 14a-8(c). In response to the deficiency notice, the proponent submitted an alternative proposal to be included in the company's proxy statement, *if* the Staff agreed with the company's view that the original proposal was excludable under Rule 14a-8(c). The Staff ultimately concurred that the company could exclude the original proposal under Rule 14a-8(c). Significantly, the Staff's no-action response also stated that "because the revised proposal . . . was merely *conditional*, we have not considered the revised proposal in reaching our decision" (emphasis added).[2]

As in *HealthSouth*, the alternative proposals set forth in the November 21 Email are conditioned upon future Staff determinations. The November 21 Email contained three formulations of the Proposal:

---

[2] We note that, based on the documents we located, it appears that the Staff allowed the proponent to submit contingent revisions in *V.F. Corp.* (avail. Dec. 21, 1990). However, it also appears that the company's no-action request, the proponent's response agreeing to revise its proposal contingent upon the Staff's determination, and the Staff's response to the no-action request (which resolved the contingency in the proponent's conditional revision), all are dated within 14 days of when the company notified the proponent of the multiple proposal deficiency, meaning that the proponent's revision occurred within the time period allowed for correcting a deficiency under Rule 14a-8. Here, however, the Proponent did not definitively revise the proposal within 14 days of receiving the Deficiency Notice. Regardless, *V.F. Corp.* has been superseded by *HealthSouth Corp.* and the Staff's policy enunciated in SLB 14 that it will avoid becoming involved in detailed editing of proposals to bring them in compliance with Rule 14a-8 and will only permit shareowners to make revisions that are minor in nature and that do not alter the substance of the proposal.

1. If the SEC deems the Deficiency Notice to be "dead," "deceptive" or "ineffective," then the Proposal should be included in the Company's proxy statement in its original form.

2. If the SEC does not accept the position that the Deficiency Notice is dead or ineffective, then the "image" is to be regarded as one word.

3. If the SEC does not permit the "image" to be regarded as one word, then the "image" is to be entirely disregarded.

Consistent with the Staff's decision in *HealthSouth*, the second and third alternative submissions should be disregarded in light of their conditionality.[3]

C. *Because The Revised Proposal In The November 26 Email Was Untimely, It Failed To Correct The Proposal's Deficiency.*

Rule 14a-8(f)(1) provides that a proponent's response to a deficiency notice must be postmarked, or transmitted electronically, no later than 14 days from the date that the proponent received the deficiency notice. If a proponent does not timely respond by remedying any deficiencies after receiving proper notice, a company may exclude the proposal from its proxy materials. *See* Rule 14a-8(f)(1); SLB 14.

As noted above, we properly mailed the Deficiency Notice on behalf of the Company to the Proponent via overnight mail within 14 days of the Company's receipt of the Proposal, in accordance with Rule 14a-8(f)(1). The Deficiency Notice, among other things, informed the Proponent that the Commission's rules require the Proponent's response to the Deficiency Notice to be postmarked or transmitted electronically no later than 14 calendar days after the Proponent receives the notice. The November 24 Letter to Mr. Roberts stated that the Proponent had received the Deficiency Notice on November 11, 2014 and reiterated the 14-day response deadline. As the Proponent received the Deficiency Notice on November 11, 2014, the 14-day period to respond to the Deficiency Notice expired on November 25, 2014.

We disagree with Mr. Roberts' contention, set forth in the November 21 Email, that the period for responding to the Deficiency Notice was stopped until the Company provided the

---

[3] We further note that, as the November 21 Email contained multiple formulations of the Proposal, the submission could be deemed to violate the one-proposal limitation in Rule 14a-8(c).

Proponent with a precise count of the number of words contained in the Proponent's Proposal, and we do not believe that there is an obligation under Rule 14a-8 to provide legal advice or other assistance to shareowners to analyze or correct deficiencies that were specifically identified and described in the Deficiency Notice. In this regard, we note that in SLB 14 and Staff Legal Bulletin No. 14B (Sept. 15, 2004), the Staff explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects. Likewise, in Staff Legal Bulletin No. 14G (Oct. 16, 2012) ("SLB 14G"), the Staff commented on defects involving a gap in the period of ownership covered by a proponent's proof of ownership letter or other specific deficiencies that a company has identified, stating that "the company [must provide] a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect."[4] Here, the Deficiency Notice (1) described the 500-word requirement of Rule 14a-8(d), (2) specifically stated that "we have counted dollar and percent symbols as words and have counted acronyms and hyphenated terms as multiple words [and] have also counted each word, numeric entry and symbol included in the 'image' as a word," and (3) stated "To remedy this defect, you must revise the Proposal so that it does not exceed 500 words." Accordingly, we believe that the Deficiency Notice specifically and adequately described the deficiencies identified in the Proposal and explained what the Proponent had to do to timely remedy those defects.

Mr. Roberts transmitted a revised version of the Proposal with a reduced word count via email on November 26, 2014, one day after the expiration of the 14-day deadline. In similar

---

4 With respect specifically to defects relating to a proponent providing adequate proof of ownership as of and for the one-year period preceding the date a proposal was submitted, the Staff further explained, "We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail." SLB 14G. In contrast, a shareowner proponent is as capable of counting the number of words in his or her proposal as a company, and the Staff has consistently concurred that a proposal that exceeds 500 words can be excluded under Rule 14a-8(d) and Rule 14a-8(f)(1) without suggesting that a company must count the number of words contained in a proposal for, or provide a word count to, the proponent.

situations, the Staff consistently has strictly applied the 14-day deadline. *See, e.g.*, *Comcast Corp.* (avail. Mar. 5, 2014) (concurring with the exclusion of a shareowner proposal for which the proponent's proof of ownership was transmitted via fax one day after the expiration of the 14-day period prescribed by Rule 14a-8(f)(1)); *EMC Corp.* (avail. Feb. 26, 2010, *recon. denied* Mar. 10, 2010) (concurring with the exclusion of a co-proponent where the co-proponent transmitted its proof of ownership via email one day after the expiration of the 14-day period prescribed by Rule 14a-8(f)(1)). Accordingly, under Rule 14a-8(f)(1), the revised version of the Proposal in the November 26 Email was untimely and cannot cure the Proposal's deficiency.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(d) and Rule 14a-8(f)(1).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, Lori Zyskowski, the Company's Executive Counsel, Corporate, Securities and Finance at (203) 373-2227 or Aaron K. Briggs, the Company's Counsel, Corporate, Securities and Finance at (203) 373-2967.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Lori Zyskowski, General Electric Company
Aaron K. Briggs, General Electric Company
James Jensen
Timothy Roberts

EXHIBIT A

Proposal

RECEIVED

OCT 27 2014

B. B. DENNISTON III

Mr. James Jensen,

FISMA & OMB Memorandum M-07-16

Mr. Brackett B. Denniston III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield Connecticut
06828

Dear Mr. Denniston,

Please include the enclosed shareholder proposal and image for voting at the 2015 GE shareholder meeting per rule 14a-8. I will hold my GE shares until the 2015 meeting ends.

Sincerely,

James Jensen

James Jensen

Resolved: Shareholders of General Electric urge the Board of Directors to adopt a policy that some portion of future stock option grants to senior executives shall be performance-based. 'Performance-based' stock options are defined as 1) indexed options, whose exercise price is linked to an industry index; 2) premium-priced stock options, whose exercise price is above the market price on the grant date; or 3) performance-vesting options, which vest when the market price of the stock exceeds a specific target. The index, market price, and target price are to be set to achieve new ambitious performance goals, further advanced than any previous achievement.

"Supporting Statement: As shareholders, we support compensation policies for senior executives that provide challenging performance objectives and motivate executives to achieve long-term shareholder value. GE presently uses some performance-based parameters in awarding stock options, but they are not 'premium-priced. Current policies are believed deficient in that respect.

Executive compensation expert Graef Crystal calculates that Mr. Welch's pay for 2000, estimated at over $125 million, increased 80% even though the value of GE stock declined 6% during 2000. Prior to 2000 the Board's Compensation Committee justified Mr. Welch's compensation by citing aggregate increases in total shareholder value throughout his tenure. To the extent that the Board was using aggregate growth in market capitalization, however, it is difficult to square an 80% pay hike with a 6% loss of shareholder value. Moreover, Mr. Welch's stock options were not indexed to relative performance, only absolute performance.

More recently 2014 proxy discusses Immelt's outstanding performance relative to the market. This so called performance fails to consider that the market has grown more than 50% from 2001 while GE has dropped more than 50% (see image). To further illustrate imagine hundred years where five Chief Executive Officers reign twenty years each. Each inherits stock price of sixty, drops it to six in ten years then returns it to sixty the second decade. The last decade would average over 20% growth exceeding the markets two hundred average of eight percent. The first decade drop could be attributed to Osama Bin Laden or some suitable cave man, while the second decade could be attributed to the Chief Executives extraordinary talents. Clearly while the CEOs enjoy bonuses and fat paychecks, the long term shareholder feels like a financial yo yo with no new financial records.

"New Performance-based options tie compensation more closely to new company performance.

Debt/Earnings (DE) Study GE, JNJ, AAPL (Jensen Image)

Immelt Sells Options @ 57.75, then buys stock at 8.26
At 26.53 on 9-26, he realized a total **gain of 2,580%**
Shareholders during the same time are **down 55%**.



30
25
20
15
10
5
0
Oct.17, 2000
Sharholder (Sept 26 2014)
Immelt (Sept 26 2014)

DE = 25 **Very High**
45% Drop (9/11/01- 9/26/2014)



DE = 1 **Very Low**
92% Gain (9/11/01- 9/26/2014)



DE = 0 (2-3-2004) **Perfect!**
480% Gain (9/11/01- 9/26/2014)





General Electric
Johnson & Johnson
Apple
09-11-2001

Debt Driven Volatility Hurts Shareholders, yet Enriches the CEO who 'wisely' trades

Pages 15 through 17 redacted for the following reasons:
- -
FISMA & OMB Memorandum M-07-16

EXHIBIT B

Deficiency Notice

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

November 7, 2014

VIA OVERNIGHT MAIL

James Jensen

FISMA & OMB Memorandum M-07-16

Dear Mr. Jensen:

I am writing on behalf of General Electric Company (the "Company"), which on October 27, 2014 received your shareowner proposal and supporting statements, which incorporate an "image" (the "Proposal"), submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Shareowners.

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Under Rule 14a-8(b) of the Exchange Act, a shareowner must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the meeting for at least one year as of the date the Proposal was submitted to the Company, and must provide to the Company a written statement of the shareowner's intent to continue ownership of the required number of shares through the date of the Company's annual meeting. Your written statement that, "I will hold my GE shares until the 2015 meeting ends," is not adequate to confirm that you intend to hold the required number of the Company's shares through the date of the 2015 Annual Meeting of Shareowners. To remedy this defect, you must submit a written statement that you intend to continue holding the required number of Company shares through the date of the Company's 2015 Annual Meeting of Shareowners.

In addition, Rule 14a-8(d) of the Exchange Act requires that any shareowner proposal, including any accompanying supporting statement, not exceed 500 words. The Proposal, including the supporting statement and "image," exceeds 500 words. In reaching this conclusion, we have counted dollar and percent symbols as words and have counted acronyms and hyphenated terms as multiple words. We have also counted each word, numeric entry and symbol included in the "image" as a word. To remedy this defect, you must revise the Proposal so that it does not exceed 500 words.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to Lori Zyskowski, Executive Counsel, Corporate, Securities & Finance, General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to Ms. Zyskowski at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (202) 955-8671, or Ms. Zyskowski at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Ronald O. Mueller

cc: Lori Zyskowski, General Electric Company

Enclosure

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

<u>EXHIBIT C</u>

Deficiency Notice Tracking Information

Pages 28 through 29 redacted for the following reasons:

FISMA & OMB Memorandum M-07-16

EXHIBIT D

November 19, November 20 and November 21, 2014 Email Correspondence from Timothy Roberts and James Jensen

From: < ***FISMA & OMB Memorandum M-07-16*** >
Date: November 19, 2014 at 12:50:23 PM EST
To: "ShareholderProposals " <shareholderproposals@sec.gov>, Devereaux Jensen <***FISMA & OMB Memorandum M-07-16***>, "Ronald O. Mueller" <RMueller@gibsondunn.com>
Cc: lori zyskowski <lori.zyskowski@ge.com>***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***
Subject: JamesJensenGE2015ShareholderProposal

Dear Mr. Mueller,

I Tim Roberts am assisting Mr. James Jensen in his shareholder proposal to GE, and have received your letter from Gibson Dunn dated November 7, 2014.

Thank you for your correspondence.

Your method of word counting appears to be in contradiction to commonly used word counting software such as Microsoft Word.

Per numerous telephone messages left to you and Ms Lori Zyskowski:

To synchronize the word counting approaches, please provide the precise number of words that you counted using your counting methodology, so that the correct number of words can be subtracted from the proposal in a timely fashion.

In addition, please find the statement of ownership intent in the correspondence below.

Please include the enclosed shareholder proposal at the 2015 GE shareholder meeting per rule 14a-8. I intend to continue holding the required number of Company shares through the date of the Company's 2015 Annual Meeting of Shareowners.

Following the protocol of your letter, please respond to this electronic transmittal no later than 14 calendar days from the date you receive this letter.

Dear Mr. Jensen
Please reply to all and type "I approve this message" to provide yet additional electronic stamping of this correspondence.

Kind regards

Tim Roberts

CC Lori Zyskowski

From: Devereaux Jensen ***FISMA & OMB Memorandum M-07-16***
Date: November 20, 2014 at 12:04:53 PM EST
To: Tim Roberts ***FISMA & OMB Memorandum M-07-16***
Cc: ShareholderProposals <shareholderproposals@sec.gov>, "Ronald O. Mueller" <RMueller@gibsondunn.com>, lori zyskowski <lori.zyskowski@ge.com>
Subject: Re: JamesJensenGE2015ShareholderProposal

I, James (Jim) Jensen, approve this message.

James (Jim) Jensen

On Wed, Nov 19, 2014 at 11:50 AM, ***FISMA & OMB Memorandum M-07-16*** wrote:
Dear Mr. Mueller,

I Tim Roberts am assisting Mr. James Jensen in his shareholder proposal to GE, and have received your letter from Gibson Dunn dated November 7, 2014.

Thank you for your correspondence.

Your method of word counting appears to be in contradiction to commonly used word counting software such as Microsoft Word.

Per numerous telephone messages left to you and Ms Lori Zyskowski:

To synchronize the word counting approaches, please provide the precise number of words that you counted using your counting methodology, so that the correct number of words can be subtracted from the proposal in a timely fashion.

In addition, please find the statement of ownership intent in the correspondence below.

Please include the enclosed shareholder proposal at the 2015 GE shareholder meeting per rule 14a-8. I intend to continue holding the required number of Company shares through the date of the Company's 2015 Annual Meeting of Shareowners.

Following the protocol of your letter, please respond to this electronic transmittal no later than 14 calendar days from the date you receive this letter.

Dear Mr. Jensen
Please reply to all and type "I approve this message" to provide yet additional electronic stamping of this correspondence.

Kind regards

Tim Roberts

CC Lori Zyskowski

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, November 21, 2014 11:35 AM
To: Ronald O. Mueller
Cc: Zyskowski, Lori (GE, Corporate); timclayroberts
Subject: Re: JamesJensenGE2015ShareholderProposal

Dear Ronald,

Per prior e-mails to you and Ms Zyskowski, the subject proposal initiative is waiting for the precise number of words that you counted in order to correctly amend the proposal per the correspondence received. The response time "clock" is stopped until this answer is provided.

In the interest of redundancy (as in commercial aircraft safety), this letter is in response to your letter only in the event that the SEC does not accept the extended time necessary to receive the precise word count and then time to respond to the precise word count.

In this alternative, your letter is to be deemed dead or deceptive. The reason for this is that numerous phone calls and e-mails have been made to you and Ms Zyskowski to clear up the mystery regarding the word count. All this effort was to no avail as there has been no response from either you or Ms Zyskowski. For you to produce a letter with contact information only to not respond implies a working relationship when there is none. As the letter is at best dead, or more likely deceptive, it should be disregarded as communicating a deficiency in the proposal, and the proposal must be included in the proxy as though no deficiency letter was produced.

In and only in the event that the SEC does not accept the position that the deficiency letter is dead or ineffective, (the second alternative), the image mentioned in the proposal is to be regarded as one word. SEC regulations permit the mention of a website and treats the inclusion of a website as one word. Considering the image as one word, causes the proposal to fit well within the 500 word limit.

If and only if the SEC does not permit the image to be regarded as one word, (the third alternative), the image is to be entirely disregarded with the words, including the open parenthesis and closing parenthesis, "see image", be removed. This third alternative brings the proposal well within SEC guidelines.

Kind Regards

Tim Roberts

CC Lori Zyskowski

EXHIBIT E

November 24, 2014 Correspondence from Gibson, Dunn & Crutcher

Fro
Sen :58 PM
To: ***FISMA & OMB Memorandum M-07-16*** Devereaux Jensen
Cc:
Sub areholderProposal

Messrs. Jensen and Roberts: Attached please find our letter responding to Mr. Robert's November 21 email.

Ronald O. Mueller

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W., Washington, DC 20036-5306 Tel +1 202.955.8671 • Fax +1 202.530.9569 RMueller@gibsondunn.com • www.gibsondunn.com

-----Or
From: ***FISMA & OMB Memorandum M-07-16***
Sent:
To: M
Cc: lori zyskowski; timclayroberts
Subject: Re: JamesJensenGE2015ShareholderProposal

Dear Ronald,

Per prior e-mails to you and Ms Zyskowski, the subject proposal initiative is waiting for the precise number of words that you counted in order to correctly amend the proposal per the correspondence received. The response time "clock" is stopped until this answer is provided.

In the interest of redundancy (as in commercial aircraft safety), this letter is in response to your letter only in the event that the SEC does not accept the extended time necessary to receive the precise word count and then time to respond to the precise word count.

In this alternative, your letter is to be deemed dead or deceptive. The reason for this is that numerous phone calls and e-mails have been made to you and Ms Zyskowski to clear up the mystery regarding the word count. All this effort was to no avail as there has been no response from either you or Ms Zyskowski. For you to produce a letter with contact information only to not respond implies a working relationship when there is none. As the letter is at best dead, or more likely deceptive, it should be disregarded as communicating a deficiency in the proposal, and the proposal must be included in the proxy as though no deficiency letter was produced.

In and only in the event that the SEC does not accept the position that the deficiency letter is dead or ineffective, (the second alternative), the image mentioned in the proposal is to be regarded as one word. SEC regulations permit the mention of a website and treats the inclusion of a website as one word. Considering the image as one word, causes the proposal to fit well within the 500 word limit.

If and only if the SEC does not permit the image to be regarded as one word, (the third alternative), the image is to be entirely disregarded with the words, including the open parenthesis and closing parenthesis, "see image", be removed. This third alternative brings the proposal well within SEC guidelines.

Kind Regards

Tim Roberts

CC Lori Zyskowski

----- Original Mess
From: "Devereaux ***FISMA & OMB Memorandum M-07-16***
To: "Tim Roberts" ***FISMA & OMB Memorandum M-07-16***

Cc: "ShareholderProposals" <shareholderproposals@sec.gov>, "Ronald O. Mueller" <RMueller@gibsondunn.com>, "lori zyskowski" <lori.zyskowski@ge.com>
Sent: Thursday, November 20, 2014 12:04:53 PM
Subject: Re: JamesJensenGE2015ShareholderProposal

I, James (Jim) Jensen, approve this message.

James (Jim) Jensen

On Wed, Nov 19, 2014 at 11:50 AM, ***FISMA & OMB Memorandum M-07-16*** wrote:

Dear Mr. Mueller,

I Tim Roberts am assisting Mr. James Jensen in his shareholder proposal to GE, and have received your letter from Gibson Dunn dated November 7, 2014.

Thank you for your correspondence.

Your method of word counting appears to be in contradiction to commonly used word counting software such as Microsoft Word.

Per numerous telephone messages left to you and Ms Lori Zyskowski:

To synchronize the word counting approaches, please provide the precise number of words that you counted using your counting methodology, so that the correct number of words can be subtracted from the proposal in a timely fashion.

In addition, please find the statement of ownership intent in the correspondence below.

Please include the enclosed shareholder proposal at the 2015 GE shareholder meeting per rule 14a-8. I intend to continue holding the required number of Company shares through the date of the Company's 2015 Annual Meeting of Shareowners.

Following the protocol of your letter, please respond to this electronic transmittal no later than 14 calendar days from the date you receive this letter.

Dear Mr. Jensen
Please reply to all and type "I approve this message" to provide yet additional electronic stamping of this correspondence.

Kind regards

Tim Roberts

CC Lori Zyskowski

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 32016-00092

November 24, 2014

VIA EMAIL AND OVERNIGHT DELIVERY

Timothy Roberts

FISMA & OMB Memorandum M-07-16

Re: James Jensen Shareowner Proposal

Dear Mr. Roberts:

Thank you for your emails regarding the shareowner proposal that Mr. James Jensen submitted to General Electric ("GE" or the "Company") regarding performance-based stock options (the "Proposal"). I have attached for confirmation two emails that we have received from you, one dated November 19 and one dated November 21, and an email dated November 20 that purports to be from Mr. Jensen.

I also have attached for your reference the letter dated November 7, 2014 that we sent on behalf of GE to Mr. Jensen regarding the Proposal, which was delivered to Mr. Jensen on November 11, 2014. We believe that this letter to Mr. Jensen fully satisfies GE's obligations under Securities and Exchange Commission ("SEC") rules and interpretations to specifically describe the deficiencies that GE has identified in the Proposal and to explain what Mr. Jensen must do to remedy those defects. Specifically, the November 7 letter states:

- that Mr. Jensen must provide to the Company a written statement of the shareowner's intent to continue ownership of the required number of shares through the date of the Company's annual meeting. The letter describes why the statement included with Mr. Jensen's submission was not sufficient.
- that any shareowner proposal, including any accompanying supporting statement, may not exceed 500 words and that the Proposal, including the supporting statement and "image," exceeds 500 words. The letter specifically describes the basis for its statement that the Proposal, including the supporting statement and image, exceed 500 words, stating "we have counted dollar and percent symbols as words and have counted acronyms and hyphenated terms as multiple words. We have also counted each word, numeric entry and symbol included in the 'image' as a word. To remedy this defect, you must revise the Proposal so that it does not exceed 500 words."
- that the SEC's rules require Mr. Jensen's response to the letter to be postmarked or transmitted electronically no later than 14 calendar days from the date he received the letter.

We respectfully disagree that there is an obligation to establish a working relationship with you or Mr. Jensen, to count for you or Mr. Jensen the number of words in the Proposal or to take other steps to assist Mr. Jensen in satisfying Rule 14a-8. We respect your right to express your views as to how SEC Rule 14a-8 should be interpreted. However, as a courtesy we wish to inform you that the Company reserves its right to seek to exclude the Proposal from the proxy statement for the Company's 2015 Annual Meeting of Shareowners if Mr. Jensen disregards the November 7 letter. We believe the attempt in your November 21 email to submit three alternative formulations of the Proposal that are contingent on future SEC staff determinations fails to adequately correct the Proposal, and again the Company reserves its right to seek to exclude the Proposal from the proxy statement for the Company's 2015 Annual Meeting of Shareowners on that basis.

Sincerely,

Ronald O. Mueller

cc: James Jensen
Lori Zyskowski, General Electric Company

Attachments

101838895.2

From:	***FISMA & OMB Memorandum M-07-16***
Sent:	Wednesday, November 19, 2014 12:50 PM
To:	ShareholderProposals ; Devereaux Jensen; Mueller, Ronald O.
Cc:	lori zyskowski; timclayroberts
Subject:	JamesJensenGE2015ShareholderProposal

Dear Mr. Mueller,

I Tim Roberts am assisting Mr. James Jensen in his shareholder proposal to GE, and have received your letter from Gibson Dunn dated November 7, 2014.

Thank you for your correspondence.

Your method of word counting appears to be in contradiction to commonly used word counting software such as Microsoft Word.

Per numerous telephone messages left to you and Ms Lori Zyskowski:

To synchronize the word counting approaches, please provide the precise number of words that you counted using your counting methodology, so that the correct number of words can be subtracted from the proposal in a timely fashion.

In addition, please find the statement of ownership intent in the correspondence below.

Please include the enclosed shareholder proposal at the 2015 GE shareholder meeting per rule 14a-8. I intend to continue holding the required number of Company shares through the date of the Company's 2015 Annual Meeting of Shareowners.

Following the protocol of your letter, please respond to this electronic transmittal no later than 14 calendar days from the date you receive this letter.

Dear Mr. Jensen
Please reply to all and type "I approve this message" to provide yet additional electronic stamping of this correspondence.

Kind regards

Tim Roberts

CC Lori Zyskowski

From: Devereaux Jensen***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, November 20, 2014 12:05 PM
To: Tim Roberts
Cc: ShareholderProposals; Mueller, Ronald O.; lori zyskowski
Subject: Re: JamesJensenGE2015ShareholderProposal

I, James (Jim) Jensen, approve this message.

James (Jim) Jensen

On Wed, Nov 19, 2014 at 11:50 AM,***FISMA & OMB Memorandum M-07-16*** wrote:
Dear Mr. Mueller,

I Tim Roberts am assisting Mr. James Jensen in his shareholder proposal to GE, and have received your letter from Gibson Dunn dated November 7, 2014.

Thank you for your correspondence.

Your method of word counting appears to be in contradiction to commonly used word counting software such as Microsoft Word.

Per numerous telephone messages left to you and Ms Lori Zyskowski:

To synchronize the word counting approaches, please provide the precise number of words that you counted using your counting methodology, so that the correct number of words can be subtracted from the proposal in a timely fashion.

In addition, please find the statement of ownership intent in the correspondence below.

Please include the enclosed shareholder proposal at the 2015 GE shareholder meeting per rule 14a-8. I intend to continue holding the required number of Company shares through the date of the Company's 2015 Annual Meeting of Shareowners.

Following the protocol of your letter, please respond to this electronic transmittal no later than 14 calendar days from the date you receive this letter.

Dear Mr. Jensen
Please reply to all and type "I approve this message" to provide yet additional electronic stamping of this correspondence.

Kind regards

Tim Roberts

CC Lori Zyskowski

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, November 21, 2014 11:35 AM
To: Mueller, Ronald O.
Cc: lori zyskowski; timclayroberts
Subject: Re: JamesJensenGE2015ShareholderProposal

Dear Ronald,

Per prior e-mails to you and Ms Zyskowski, the subject proposal initiative is waiting for the precise number of words that you counted in order to correctly amend the proposal per the correspondence received. The response time "clock" is stopped until this answer is provided.

In the interest of redundancy (as in commercial aircraft safety), this letter is in response to your letter only in the event that the SEC does not accept the extended time necessary to receive the precise word count and then time to respond to the precise word count.

In this alternative, your letter is to be deemed dead or deceptive. The reason for this is that numerous phone calls and e-mails have been made to you and Ms Zyskowski to clear up the mystery regarding the word count. All this effort was to no avail as there has been no response from either you or Ms Zyskowski. For you to produce a letter with contact information only to not respond implies a working relationship when there is none. As the letter is at best dead, or more likely deceptive, it should be disregarded as communicating a deficiency in the proposal, and the proposal must be included in the proxy as though no deficiency letter was produced.

In and only in the event that the SEC does not accept the position that the deficiency letter is dead or ineffective, (the second alternative), the image mentioned in the proposal is to be regarded as one word. SEC regulations permit the mention of a website and treats the inclusion of a website as one word. Considering the image as one word, causes the proposal to fit well within the 500 word limit.

If and only if the SEC does not permit the image to be regarded as one word, (the third alternative), the image is to be entirely disregarded with the words, including the open parenthesis and closing parenthesis, "see image", be removed. This third alternative brings the proposal well within SEC guidelines.

Kind Regards

Tim Roberts

CC Lori Zyskowski

----- Original Message -----
From: "Devereaux Jensen" ***FISMA & OMB Memorandum M-07-16***
To: "Tim Roberts" ***FISMA & OMB Memorandum M-07-16***
Cc: "ShareholderProposals" <shareholderproposals@sec.gov>, "Ronald O. Mueller" <RMueller@gibsondunn.com>, "lori zyskowski" <lori.zyskowski@ge.com>
Sent: Thursday, November 20, 2014 12:04:53 PM

Subject: Re: JamesJensenGE2015ShareholderProposal

I, James (Jim) Jensen, approve this message.

James (Jim) Jensen

On Wed, Nov 19, 2014 at 11:50 AM, ***FISMA & OMB Memorandum M-07-16*** wrote:

Dear Mr. Mueller,

I Tim Roberts am assisting Mr. James Jensen in his shareholder proposal to GE, and have received your letter from Gibson Dunn dated November 7, 2014.

Thank you for your correspondence.

Your method of word counting appears to be in contradiction to commonly used word counting software such as Microsoft Word.

Per numerous telephone messages left to you and Ms Lori Zyskowski:

To synchronize the word counting approaches, please provide the precise number of words that you counted using your counting methodology, so that the correct number of words can be subtracted from the proposal in a timely fashion.

In addition, please find the statement of ownership intent in the correspondence below.

Please include the enclosed shareholder proposal at the 2015 GE shareholder meeting per rule 14a-8. I intend to continue holding the required number of Company shares through the date of the Company's 2015 Annual Meeting of Shareowners.

Following the protocol of your letter, please respond to this electronic transmittal no later than 14 calendar days from the date you receive this letter.

Dear Mr. Jensen
Please reply to all and type "I approve this message" to provide yet additional electronic stamping of this correspondence.

Kind regards

Tim Roberts

CC Lori Zyskowski

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

November 7, 2014

VIA OVERNIGHT MAIL

James Jensen

FISMA & OMB Memorandum M-07-16

Dear Mr. Jensen:

I am writing on behalf of General Electric Company (the "Company"), which on October 27, 2014 received your shareowner proposal and supporting statements, which incorporate an "image" (the "Proposal"), submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Shareowners.

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Under Rule 14a-8(b) of the Exchange Act, a shareowner must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the meeting for at least one year as of the date the Proposal was submitted to the Company, and must provide to the Company a written statement of the shareowner's intent to continue ownership of the required number of shares through the date of the Company's annual meeting. Your written statement that, "I will hold my GE shares until the 2015 meeting ends," is not adequate to confirm that you intend to hold the required number of the Company's shares through the date of the 2015 Annual Meeting of Shareowners. To remedy this defect, you must submit a written statement that you intend to continue holding the required number of Company shares through the date of the Company's 2015 Annual Meeting of Shareowners.

In addition, Rule 14a-8(d) of the Exchange Act requires that any shareowner proposal, including any accompanying supporting statement, not exceed 500 words. The Proposal, including the supporting statement and "image," exceeds 500 words. In reaching this conclusion, we have counted dollar and percent symbols as words and have counted acronyms and hyphenated terms as multiple words. We have also counted each word, numeric entry and symbol included in the "image" as a word. To remedy this defect, you must revise the Proposal so that it does not exceed 500 words.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to Lori Zyskowski, Executive Counsel, Corporate, Securities & Finance, General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to Ms. Zyskowski at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (202) 955-8671, or Ms. Zyskowski at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Ronald O. Mueller

cc: Lori Zyskowski, General Electric Company

Enclosure

EXHIBIT F

November 26, 2014 Correspondence from Timothy Roberts

From: ***FISMA & OMB Memorandum M-07-16***
Sent:
To: Ro
Cc: Zyskowski, Lori (GE, Corporate); Devereaux Jensen
Subject: Re: JamesJensenGE2015ShareholderProposal

Dear Mr. Mueller

Thank you for your letter.

At this time, to make it easier on everyone, the image may be ommitted from the Jensen proposal. This is to bring the word count within the 500 word limit.

Please proceed with this correction.

Thanks and kind regards

Tim Roberts

----

r@gibsondunn.com>
FISMA & OMB Memorandum M-07-16 Devereaux Jensen"
FISMA & OMB Memorandum M-07-16
@ge.com>
:58:30 PM
Subject: RE: JamesJensenGE2015ShareholderProposal

Messrs. Jensen and Roberts: Attached please find our letter responding to Mr. Robert's November 21 email.

Ronald O. Mueller

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W., Washington, DC 20036-5306 Tel +1 202.955.8671 • Fax +1 202.530.9569 RMueller@gibsondunn.com • www.gibsondunn.com

-----Or
From: ***FISMA & OMB Memorandum M-07-16***
Sent:
To: M
Cc: lori zyskowski; timclayroberts
Subject: Re: JamesJensenGE2015ShareholderProposal

Dear Ronald,

Per prior e-mails to you and Ms Zyskowski, the subject proposal initiative is waiting for the precise number of words that you counted in order to correctly amend the proposal per the correspondence received. The response time "clock" is stopped until this answer is provided.

In the interest of redundancy (as in commercial aircraft safety), this letter is in response to your letter only in the event that the SEC does not accept the extended time necessary to receive the precise word count and then time to respond to the precise word count.

In this alternative, your letter is to be deemed dead or deceptive. The reason for this is that numerous phone calls and e-mails have been made to you and Ms Zyskowski to clear up the mystery regarding the word count. All this effort was to no avail as there has been no response from either you or Ms Zyskowski. For you to produce a letter with contact information only to not respond implies a working relationship when there is none. As the letter is at best dead, or more likely deceptive, it should be disregarded as communicating a deficiency in the proposal, and the proposal must be included in the proxy as though no deficiency letter was produced.

In and only in the event that the SEC does not accept the position that the deficiency letter is dead or ineffective, (the second alternative), the image mentioned in the proposal is to be regarded as one word. SEC regulations permit the mention of a website and treats the inclusion of a website as one word. Considering the image as one word, causes the proposal to fit well within the 500 word limit.

If and only if the SEC does not permit the image to be regarded as one word, (the third alternative), the image is to be entirely disregarded with the words, including the open parenthesis and closing parenthesis, "see image", be removed. This third alternative brings the proposal well within SEC guidelines.

Kind Regards

Tim Roberts

CC Lori Zyskowski

----- Original Mess
From: "Devereaux ***FISMA & OMB Memorandum M-07-16***
To: "Tim Roberts" ***FISMA & OMB Memorandum M-07-16***
Cc: "ShareholderP Ronald O.
Mueller" <RMuell "
<lori.zyskowski@ge.com>
Sent: Thursday, November 20, 2014 12:04:53 PM
Subject: Re: JamesJensenGE2015ShareholderProposal

I, James (Jim) Jensen, approve this message.

James (Jim) Jensen

On Wed, Nov 19, 2014 at 11:50 AM, ***FISMA & OMB Memorandum M-07-16*** wrote:

Dear Mr. Mueller,

I Tim Roberts am assisting Mr. James Jensen in his shareholder proposal to GE, and have received your letter from Gibson Dunn dated November 7, 2014.

Thank you for your correspondence.

Your method of word counting appears to be in contradiction to commonly used word counting software such as Microsoft Word.

Per numerous telephone messages left to you and Ms Lori Zyskowski:

To synchronize the word counting approaches, please provide the precise number of words that you counted using your counting methodology, so that the correct number of words can be subtracted from the proposal in a timely fashion.

In addition, please find the statement of ownership intent in the correspondence below.

Please include the enclosed shareholder proposal at the 2015 GE shareholder meeting per rule 14a-8. I intend to continue holding the required number of Company shares through the date of the Company's 2015 Annual Meeting of Shareowners.

Following the protocol of your letter, please respond to this electronic transmittal no later than 14 calendar days from the date you receive this letter.

Dear Mr. Jensen
Please reply to all and type "I approve this message" to provide yet additional electronic stamping of this correspondence.

Kind regards

Tim Roberts

CC Lori Zyskowski

This message may contain confidential and privileged information. If it has been sent to you in error, please reply to advise the sender of the error and then immediately delete this message.
